

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Mark White
Chief Executive Officer
Nexalin Technology, Inc.
1776 Yorktown, Suite 550
Houston, TX 77056

> **Re: Nexalin Technology, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on April 28, 2022**
> **File No. 333-261989**

Dear Mr. White:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1 filed April 28, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1.   The scope of the audit report refers to the statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2020 and 2019, rather than 2021 and 2020. Please provide a revised audit report to address this.

You may contact Gary Newberry at 202-551-3761 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Martin Siegel, Esq.